                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


     (Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

                  For the fiscal year ended December 31, 1999

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                For the transition period from ____________ to

                     Commission file numbers:  0-23876 and 1-03439
                                             ---------------------


               SMURFIT-STONE CONTAINER CORPORATION SAVINGS PLAN
               JEFFERSON SMURFIT CORPORATION HOURLY SAVINGS PLAN
                  SMURFIT PACKAGING CORPORATION SAVINGS PLAN
            SMURFIT-STONE CONTAINER CORPORATION HOURLY SAVINGS PLAN
                           (Full title of the plans)

                      SMURFIT-STONE CONTAINER CORPORATION
                           150 North Michigan Avenue
                            Chicago, Illinois 60601

         (Name of issuer of the securities held pursuant to the plans and address of its principal executive office)

                Financial Statements and Supplemental Schedule

                      Smurfit-Stone Container Corporation
                       Hourly Employees' Deferred Income
                       Savings Plan (formerly the Stone
     Container Corporation Hourly Employees' Deferred Income Savings Plan)

                    Years ended December 31, 1999 and 1998
                      with Report of Independent Auditors

                      Smurfit-Stone Container Corporation
                    Hourly Savings Plan (formerly the Stone
                    Container Corporation Hourly Employees'
           Deferred Income Savings Plan)Stone Container Corporation
                Hourly Employees' Deferred Income Savings Plan

                Financial Statements and Supplemental Schedule


                    Years ended December 31, 1999 and 1998



                                   Contents


Report of Independent Auditors..........................................   1

Financial Statements

Statements of Net Assets Available for Benefits.........................   3
Statements of Changes in Net Assets Available for Benefits..............   4
Notes to Financial Statements...........................................   5

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
 at End of Year.........................................................  12

                        Report of Independent Auditors

Administration Committee
Smurfit-Stone Container Corporation
  Retirement Plans

We have audited the accompanying statements of net assets available for benefits of the Smurfit-Stone Container Corporation Hourly Savings Plan (formerly the Stone Container Corporation Hourly Employees' Deferred Income Savings Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Bankers Trust Company, the trustee of the Plan through July 1, 1999, and transactions in those assets were excluded from the scope of our audit of the Plan's 1998 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 4, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1998. The form and content of the information included in the 1998 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1999 was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 31, 1999 and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                          /s/ Ernest & Young LLP

June 14, 2000

                      Smurfit-Stone Container Corporation
                    Hourly Savings Plan (formerly the Stone
                    Container Corporation Hourly Employees'
                         Deferred Income Savings Plan)


                Statements of Net Assets Available for Benefits

                                                          Year ended December 31
                                                         1999                1998
                                                   -----------------------------------
Assets
Investments at fair value:
  Mutual funds                                       $ 103,095,624       $          -
  Common trust funds                                     1,796,458                  -
  Common stock                                             569,947                  -
  Investments at contract value:
    Guaranteed investment contract funds                27,733,131                  -
  Participation in Master Trust                                  -        123,600,048
                                                     --------------------------------
Total investments                                      133,195,160        123,600,048

Cash                                                        64,843                  -

Receivables:
  Employee contribution                                     29,350          1,407,527
  Employer contribution                                      1,079             76,713
                                                     --------------------------------
Total receivables                                           30,429          1,484,240
                                                     --------------------------------
Net assets available for benefits                    $ 133,290,432       $125,084,288
                                                     ================================

See accompanying notes.

                      Smurfit-Stone Container Corporation
                    Hourly Savings Plan (formerly the Stone
                    Container Corporation Hourly Employees'
                         Deferred Income Savings Plan)


          Statements of Changes in Net Assets Available for Benefits


                                                                     Year ended December 31,
                                                                    1999              1998
                                                           --------------------------------------
Additions:
  Income from Master Trust                                    $  1,412,384       $ 19,632,333
  Net investment income                                          4,956,036                  -
  Net realized and unrealized appreciation of
    investments                                                  4,827,940                  -

  Employee contributions                                        16,092,150         17,158,625
  Employer contributions                                         3,139,690          3,321,921
                                                              -------------------------------
                                                                30,428,200         40,112,879
Deductions:
  Withdrawals by participants                                  (21,270,668)        (5,885,768)
  Transfer of participant accounts to Jefferson Smurfit
    Corporation Hourly Savings Plan                               (934,656)                 -

  Administrative expenses                                          (16,732)           (10,846)
                                                              -------------------------------
                                                               (22,222,056)        (5,896,614)
                                                              -------------------------------

Change in net assets available for benefits                      8,206,144         34,216,265
Net assets available for benefits, beginning of year           125,084,288         90,868,023
                                                              -------------------------------
Net assets available for benefits, end of year                $133,290,432       $125,084,288
                                                              ===============================

See accompanying notes.

    Smurfit-Stone Container Corporation Hourly Savings Plan (formerly the
        Stone Container Corporation Hourly Employees' Deferred Income
                                 Savings Plan)

                         Notes to Financial Statements

                           December 31, 1999 ad 1998



1. Description of the Plan


The following description of the Smurfit-Stone Container Corporation Hourly Savings Plan (formerly the Stone Container Corporation Hourly Employees' Deferred Income Savings Plan) (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering hourly employees of Stone Container Corporation (the Company).

Company Merger

On November 18, 1998, the Company became a wholly owned subsidiary of Jefferson Smurfit Corporation (JSC) as a result of a merger with a subsidiary of JSC. Effective with this merger, JSC changed its name to Smurfit-Stone Container Corporation (SSCC).

Eligibility

Any employee who is an hourly employee of the Company will be eligible to participate in the Plan according to specifications included in the applicable supplement to the plan document.

Contributions

Each participant may elect to defer compensation in a percentage set forth in the applicable plan supplement up to the maximum amount permitted by the Internal Revenue Code (IRC) and subject to the other limitations included in various supplements to the plan document. Participants may change their contribution percentages and fund investment elections at specified dates during the year.

The Company shall contribute, on behalf of each participant who is eligible to share in employer contributions, a matching contribution equal to a percentage of each participant's deferred compensation, subject to various limitations outlined in

    Smurfit-Stone Container Corporation Hourly Savings Plan (formerly the
        Stone Container Corporation Hourly Employees' Deferred Income
                                 Savings Plan)

                   Notes to Financial Statements (continued)



1. Description of the Plan (continued)


Contributions (continued)

supplements to the plan document. Participants are immediately vested in the matching contributions of the Company and earnings thereon.

Investments

T. Rowe Price Trust Company was appointed trustee effective July 1, 1999. Prior to that time, the assets were held by Bankers Trust Company, the predecessor trustee. The trustee holds the Plan's assets and executes investment transactions.

Upon enrollment in the Plan, contributions may be directed into 14 T. Rowe Price funds and SSCC common stock by the participant or employer.

Distributions

The balance in a participant's account is distributable upon termination of the participant's employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of a lump-sum payment. Participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Termination

Although it has not expressed any intent to do so, the Company reserves the right to discontinue the Plan at any time. If the Plan is terminated, each participant's account balance will be distributed as directed by the participant or to the named beneficiaries.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

    Smurfit-Stone Container Corporation Hourly Savings Plan (formerly the
        Stone Container Corporation Hourly Employees' Deferred Income
                                 Savings Plan)

                   Notes to Financial Statements (continued)



2. Summary of Significant Accounting Policies (continued)

Investment Valuation

Prior to July 1, 1999, the Plan participated in the Stone Container Corporation Defined Contribution Master Trust (the Master Trust). The financial statements of the Plan disclose the Plan's allocated share of the assets and the investment earnings and losses of the Master Trust.

Master Trust investment transactions include dividend and interest income, gain or loss on sales, and net appreciation or depreciation in the fair value of investments. These transactions were allocated to the Plan based on the Plan's beneficial interest, as defined, in the Master Trust. These amounts represent the Plan's share of income from the Master Trust and are presented in the accompanying statements of changes in net assets available for benefits.

The market value of the Master Trust investments was determined by the trustee as follows:

Cash and cash equivalents              -  Value based on cost reported by the
                                          trustee, which approximates fair value

Mutual funds                           -  Value based on prices reported by the
                                          issuing registered investment company

Common trust funds                     -  Value based on prices reported by the
                                          issuing registered investment company

Common stock                           -  Value based on quoted prices in active
                                          markets at the last reported sales
                                          price on the last business day of the
                                          year

Fixed income funds                     -  Value equals contract value or cost
                                          plus accrued interest, which
                                          approximates fair value

    Smurfit-Stone Container Corporation Hourly Savings Plan (formerly the
        Stone Container Corporation Hourly Employees' Deferred Income
                                 Savings Plan)

                   Notes to Financial Statements (continued)



2. Summary of Significant Accounting Policies (continued)

Investment Valuation (continued)

The Plan's investments are stated at fair value, except for its investment in an investment contract fund, which is valued at contract value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

Administrative Expenses

Administrative fees charged by the investment manager are paid by the Plan. Other fees including trustee, legal, and accounting fees are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:


                                                              December 31,
                                                                  1999
                                                             ---------------

T. Rowe Price Personal Strategy Balanced Fund
 (982,445 shares)                                                $15,954,905

T. Rowe Price Equity Income Fund (1,413,901 shares)               35,078,894

T. Rowe Price Blue Chip Growth Fund (1,263,868 shares)            45,928,963

T. Rowe Price Frozen Fixed Income Fund (23,088,489
 shares)                                                          23,088,489

    Smurfit-Stone Container Corporation Hourly Savings Plan (formerly the
        Stone Container Corporation Hourly Employees' Deferred Income
                                 Savings Plan)

                   Notes to Financial Statements (continued)



4. Participation in Master Trust

At December 31, 1998, the plan assets were held in a Master Trust which was administered by Bankers Trust Company. The Plan's pro rata share of net assets available for benefits held in the Master Trust was approximately 35 percent at December 31, 1998. The Plan had no pro rata share of net assets available for benefits held in the Master Trust subsequent to July 1, 1999.

The Master Trust held investments in common stock of SSCC having a market value of $25,367,768 as of December 31, 1998.

Master Trust investments include the following:

                                                     December 31,
                                                         1998
                                                   ---------------
Cash and cash equivalents                             $  8,328,971
Receivables                                              1,989,464
Investments:
  Mutual funds                                         196,036,599
  SSCC common stock                                     25,367,768
  Fixed income funds                                    86,454,373
  Pooled investment funds                               33,659,262
                                                   ---------------
                                                       351,836,437

Accrued liabilities                                     (1,682,452)
                                                   ---------------
Net assets available for benefits                     $350,153,985
                                                   ===============

The following table presents investment income of the Master Trust:


                                                    Year ended December 31
                                                    1999              1998
                                                -----------------------------
Net appreciation in fair value of
  investments                                   $14,419,084       $33,852,289
Dividends                                         2,168,337        15,479,093
Interest                                          2,660,581         5,501,969
                                                -----------------------------
Total investment income                          19,248,002        54,833,351
Administrative expenses                             (47,772)          (66,707)
                                                -----------------------------
Net investment income                           $19,200,230       $54,766,644
                                                =============================

    Smurfit-Stone Container Corporation Hourly Savings Plan (formerly the
        Stone Container Corporation Hourly Employees' Deferred Income
                                 Savings Plan)

                   Notes to Financial Statements (continued)



4. Participation in Master Trust (continued)


The average yield for investment contracts was 6.56 percent for 1999 and 1998. The crediting interest rate as of December 31, 1998 for the investment contracts was 6.4 percent.


The following table presents the change in the net appreciation (depreciation) in fair value of investments (including gains and losses on investments sold during the year and unrealized gains and losses on investments purchased and held during the year) held by the Master Trust:


                                                   Year ended December 31
                                                    1999             1998
                                                -----------------------------

Mutual funds                                    $16,852,396       $24,928,683
Common stock                                     (2,433,312)        8,923,606
                                                -----------       -----------
Net appreciation in fair value of
 investments                                    $14,419,084       $33,852,289
                                                ===========       ===========

5. Fund With Guaranteed Investment Contracts

The Plan has investments in a fund which holds guaranteed investment contracts for the exclusive benefit of plan participants. The fund is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses. The investment in the guaranteed investment contract fund is included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because the underlying contracts are fully benefit-responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 1999 was $27,733,131. The average yield and crediting interest rates were approximately
6.5 percent for 1999.

6. Tax Status

The IRS has determined and informed the Company by a letter dated July 31, 1995 that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan's administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

    Smurfit-Stone Container Corporation Hourly Savings Plan (formerly the
        Stone Container Corporation Hourly Employees' Deferred Income
                                 Savings Plan)

                   Notes to Financial Statements (continued)



7. Transfer of Plan Assets

During 1998, the Company sold a facility known as Snowflake Mill. During 1999, in connection with this transaction, approximately $8.5 million of participant accounts was transferred out of the Plan to the new employer. This distribution is included as part of the total withdrawals by participants.

8. Reconciliation of Financial Statements to Form 5500

The Plan records payments to withdrawing participants at the time of disbursement, in accordance with generally accepted accounting principles. Under the rules for preparation of its Form 5500, the Plan reflects an accrual for the amount to be paid to participants who have withdrawn from the Plan prior to year-end.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                        December 31,
                                                            1998
                                                        ------------
Net assets available for the benefits per the
 financial statements                                   $125,084,288

Amounts payable to withdrawing participants               (1,060,088)
                                                        ------------
Net assets available for benefits per the Form 5500     $124,024,200
                                                        ============

The following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500:

                                                       Year ended December 31
                                                          1999         1998
                                                       -----------  -----------

Withdrawals by participants per the financial
 statements                                            $21,270,668  $ 5,885,768

Add amounts payable to withdrawing participants at
 December 31, 1998                                               -    1,060,088

Less amounts payable to withdrawing participants at
 December 31, 1998 and 1997                             (1,060,088)  (1,277,206)
                                                       -----------  -----------
Withdrawals by participants per the Form 5500          $20,210,580  $ 5,668,650
                                                       ===========  ===========

                             Supplemental Schedule

  Smurfit-Stone Container Corporation Hourly Savings Plan (formerly the Stone
            Container Corporation Hourly Employees' Deferred Income
                                 Savings Plan)

                               EIN:  36-2041256
                                  Plan # 043

   Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at
                                  End of Year

                               December 31, 1999


                                                                                  Current
      Identity of Issuer            Description of Assets           Cost           Value
---------------------------------------------------------------------------------------------

SSCC Common Stock Fund:
     SSCC common stock*          23,263 shares                   $    473,465    $    569,947

T. Rowe Price Blended Stable     4,644,642 shares of mutual
 Value Fund*                     fund                               4,644,642       4,644,642


T. Rowe Price Frozen Fixed       23,088,489 shares of mutual
 Income Fund*                    fund                              23,088,489      23,088,489


T. Rowe Price International      8,920 shares of mutual fund
 Stock Fund*                                                          158,176         169,755


T. Rowe Price New Horizons       11,734 shares of mutual fund         299,018         323,042
 Fund*

T. Rowe Price Personal           982,445 shares of mutual
 Strategy Balanced Fund*         fund                              16,203,598      15,954,905


T. Rowe Price Equity Income      1,413,901 shares of mutual        40,630,638      35,078,894
 Fund*                           fund

Fidelity Value Fund              3,443 shares of mutual fund          152,463         150,848

Fidelity Contra Fund             22,901 shares of mutual fund       1,406,579       1,374,535

Putnam New Opportunities Fund    33,964 shares of mutual fund       2,716,960       3,089,375

Equity Index Trust (S&P 500)     46,625 shares of mutual fund       1,652,661       1,796,458

T. Rowe Price Personal           3,428 shares of mutual fund
 Strategy Income Fund*                                                 44,736          44,663

T. Rowe Price Personal           7,392 shares of mutual fund
 Strategy Growth Fund*                                                142,867         143,998

T. Rowe Price Summit Cash        758,613 shares of mutual
 Reserves Fund*                  fund                                 758,613         758,613

T. Rowe Price Spectrum Income    7,286 shares of mutual fund
 Fund*                                                                 79,091          78,033

T. Rowe Price Blue Chip Growth   1,263,868 shares of mutual
 Fund*                           fund                              42,667,619      45,928,963
                                                                 ----------------------------
                                                                 $135,119,615    $133,195,160
                                                                 =============================

*Parties in interest.

                                 Financial Statements
                              and Supplemental Schedules

                          Smurfit-Stone Container Corporation
                         Savings Plan (formerly the Jefferson
                           Smurfit Corporation Savings Plan)

                        Years ended December 31, 1999 and 1998
                          with Report of Independent Auditors

                Smurfit-Stone Container Corporation Savings Plan
           (formerly the Jefferson Smurfit Corporation Savings Plan)

                              Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1999 and 1998



                                   Contents

Report of Independent Auditors.............................................   1

Financial Statements

Statements of Net Assets Available for Plan Benefits.......................   2
Statements of Changes in Net Assets Available for Plan Benefits............   3
Notes to Financial Statements..............................................   4

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
 at End of Year............................................................  10
Schedule H, Line 4j - Schedule of Reportable Transactions..................  11

                        Report of Independent Auditors

Administrative Committee
Smurfit-Stone Container Corporation
 Retirement Plans

We have audited the accompanying statements of net assets available for plan benefits of Smurfit-Stone Container Corporation Savings Plan (formerly the Jefferson Smurfit Corporation Savings Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 and schedule of reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                           /s/ Ernst & Young LLP


June 14, 2000

               Smurfit-Stone Container Corporation Savings Plan
           (formerly the Jefferson Smurfit Corporation Savings Plan)

             Statements of Net Assets Available for Plan Benefits


                                                                     December 31
                                                                1999              1998
                                                        ------------------------------------
Assets
Investments, at fair value                                 $737,281,146      $424,771,656
Employee contributions receivable                               497,839                 -
Employer contributions receivable                               431,366                 -
Participant loans                                             7,712,106         5,907,231
                                                        ------------------------------------
Net assets available for plan benefits                     $745,922,457      $430,678,887
                                                        ====================================

See accompanying notes.

                Smurfit-Stone Container Corporation Savings Plan
           (formerly the Jefferson Smurfit Corporation Savings Plan)

        Statements of Changes in Net Assets Available for Plan Benefits


                                                                        Year ended December 31
                                                                       1999               1998
                                                               -------------------------------------
Contributions:
 Employees                                                        $ 23,014,872       $ 17,334,134
 Employer                                                            9,703,318          7,100,388
Net investment income:
 Interest on guaranteed group annuity contracts                      3,514,856          3,432,225
 Investment income                                                  27,550,263         16,321,548
                                                               -------------------------------------
                                                                    63,783,309         44,188,295
Net realized and unrealized appreciation of investments             72,842,203         24,006,689
Transfer of participant accounts from Jefferson Smurfit
 Corporation Hourly Savings Plan and Smurfit
 Packaging Corporation Savings Plan                                    572,490             73,263
Transfer of participant accounts from Stone Container
 Corporation Salary Deferred Income Savings Plan                   227,690,560                  -

Transfer of participant accounts from related Stone
 pension plans                                                       5,615,000                  -
Forfeitures                                                           (231,667)          (190,587)
Withdrawals by participants                                        (54,976,824)       (34,191,452)
Administrative expenses                                                (51,501)          (178,370)
                                                               -------------------------------------
Net increase in net assets available for plan benefits             315,243,570         33,707,838
Net assets available for plan benefits, beginning of year          430,678,887        396,971,049
                                                               -------------------------------------
Net assets available for plan benefits, end of year               $745,922,457       $430,678,887
                                                               =====================================

See accompanying notes.

                Smurfit-Stone Container Corporation Savings Plan
           (formerly the Jefferson Smurfit Corporation Savings Plan)

                         Notes to Financial Statements

                               December 31, 1999



1. Description of the Plan

The following description of the Smurfit-Stone Container Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

On November 18, 1998, Jefferson Smurfit Corporation merged with Stone Container Corporation (Stone) (the Merger) and changed its name from Jefferson Smurfit Corporation to Smurfit-Stone Container Corporation (SSCC). A wholly owned subsidiary of SSCC, Jefferson Smurfit Corporation (U.S.) (JSC (U.S.)) is the plan sponsor. Upon consummation of the Merger, JSC (U.S.) (the Company) and Stone approved the merger of Stone Container Corporation Deferred Income Savings Plan into the Plan as of July 1, 1999. As a result, the participant balances of the Stone Container Corporation Deferred Income Savings Plan were transferred into the Plan on that date.

Effective July 1, 1999, the Plan changed its name from the Jefferson Smurfit Corporation Savings Plan to the Smurfit-Stone Container Corporation Savings Plan.

General

The Plan is a defined contribution plan covering employees of the Company and its adopting subsidiaries and affiliates except for (1) those employees covered by a collective bargaining agreement which provides for retirement benefits, (2) nonresident aliens, and (3) substantially all hourly employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1 to 15 percent of eligible compensation as defined by the Plan. Participants may also contribute amounts on an after-tax basis. The Company makes matching contributions up to the lesser of 65 percent of the first 6 percent of eligible compensation deferred by a participant or half of the elective contribution limit ($5,000 in 1999 and 1998). Employer contributions are made in the form of cash invested in SSCC common stock until an employee reaches the age of 55, at which time all employer contributions may be directed into investment options desired by the participant. All contributions are subject to applicable limitations.

                Smurfit-Stone Container Corporation Savings Plan
           (formerly the Jefferson Smurfit Corporation Savings Plan)

                   Notes to Financial Statements (continued)



1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution, allocations of the Company's contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of service, vesting in 20 percent of the employer match each year. Forfeitures of nonvested amounts are used to offset future Company contributions.

Investment Options

Upon enrollment in the Plan, contributions may be directed into one of 15 investment options offered by the Plan. These investment choices offer a variety depending upon the participant's investment objectives. The investment options are primarily trusteed funds, other than the company stock fund, in which employee contributions and employer matching contributions are invested in common stock of SSCC.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, excluding Company matching contributions. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates currently range from 6.62 percent to 7.45 percent. Principal and interest is paid ratably through monthly payroll deductions.

                Smurfit-Stone Container Corporation Savings Plan
           (formerly the Jefferson Smurfit Corporation Savings Plan)

                   Notes to Financial Statements (continued)



2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost which approximates market.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Investment manager expenses and other administrative expenses are paid by the Plan. Legal expenses are paid by the Company.

Reclassifications

Certain 1998 account balances were reclassified to correspond to 1999 asset classifications.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

                Smurfit-Stone Container Corporation Savings Plan
           (formerly the Jefferson Smurfit Corporation Savings Plan)

                   Notes to Financial Statements (continued)



3. Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:

                                                                          December 31,
                                                                              1999
                                                                     --------------------

SSCC common stock (4,484,504 shares)                                     $109,968,179

Exxon Mobil Corporation common stock (1,428,472 shares)                   115,081,949

T. Rowe Price Frozen Fixed Income Fund (60,160,224 shares)                 60,160,224

T. Rowe Price Equity Income Fund (5,182,656 shares)                       128,581,692

T. Rowe Price Personal Strategy Balanced Fund (3,521,021 shares)           57,181,381

T. Rowe Price Blended Stable Value Fund (67,401,588 shares)                67,401,588

T. Rowe Price Blue Chip Growth Fund (1,942,311 shares)                     70,583,583

                                                                          December 31,
                                                                              1998
                                                                     --------------------
SSCC common stock (2,460,546 shares)                                     $ 39,347,025

Exxon Mobil Corporation common stock (1,279,388 shares)                   111,466,663

T. Rowe Price Equity Income Fund (3,978,638 shares)                       104,717,763

T. Rowe Price Personal Strategy Balanced Fund (1,740,938 shares)           27,680,920

T. Rowe Price Blended Stable Value Fund (58,870,098 shares)                58,870,098

               Smurfit-Stone Container Corporation Savings Plan
          (formerly the Jefferson Smurfit Corporation Savings Plan)

                   Notes to Financial Statements (continued)

3. Investments (continued)

During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $72,842,203 and $24,006,689, respectively, as follows:

                                                               1999              1998
                                                        ------------------------------------
Mutual funds                                                 $ 2,023,250       $ 8,943,465
Common stock                                                  70,818,953        15,063,224

4. Nonparticipant-Directed Investments

Information about the significant components of the changes in net assets relating to SSCC common stock and Jefferson Smurfit (JS) Group common stock is as follows:

                                                              Year ended December 31
                                                            1999                 1998
                                                   -----------------------------------------
Beginning balance, SSCC common stock fund              $ 39,347,025          $27,641,940
Contribution                                             10,265,666            7,773,528
Net appreciation                                         39,280,039            4,186,248
Benefits paid to participants                            (3,526,850)          (1,287,818)
Transfers from participant-directed investments
 and JS Group stock                                      24,602,299            1,074,136
Other                                                             -              (41,009)
                                                   -----------------------------------------
Ending balance, SSCC common stock fund                 $109,968,179          $39,347,025
                                                   =========================================

                                                              Year ended December 31
                                                            1999                 1998
                                                   -----------------------------------------
Beginning balance, JS Group common stock               $15,525,763          $26,666,426
Net appreciation (depreciation) and income              10,126,054           (7,823,694)
Forfeitures                                                (22,108)             (19,901)
Benefits paid to participants                           (1,308,048)          (1,706,165)
Transfers to participant-directed investments and
 SSCC common stock                                        (426,451)          (1,590,903)
                                                   -----------------------------------------
Ending balance, JS Group common stock fund             $23,895,210          $15,525,763
                                                   =========================================

               Smurfit-Stone Container Corporation Savings Plan
          (formerly the Jefferson Smurfit Corporation Savings Plan)

                   Notes to Financial Statements (continued)

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

6. Plan Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 30, 1996 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan's administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                             Supplemental Schedules

                Smurfit-Stone Container Corporation Savings Plan
           (formerly the Jefferson Smurfit Corporation Savings Plan)


                                EIN:  36-2659288
                                   Plan #062

   Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at
                                  End of Year


                               December 31, 1999


                                                      Description of                         Current
                Identity of Issuer                        Assets             Cost             Value
---------------------------------------------------------------------------------------------------------
SSCC Common Stock Fund*                                   4,484,504      $ 73,374,898      $109,968,179

JS Group Stock Fund*                                      7,970,118        14,270,749        23,895,210

Exxon Mobil Stock Fund                                    1,428,472        96,597,629       115,081,949

T. Rowe Price Frozen Fixed Income Fund*                  60,160,224        60,160,224        60,160,224

T. Rowe Price Equity Income Fund*                         5,182,656       140,073,715       128,581,692

T. Rowe Price Personal Strategy Balanced Fund             3,521,021        57,180,788        57,181,381

T. Rowe Price New Horizons Fund*                            848,255        20,177,123        23,352,457

T. Rowe Price International Stock Fund*                     725,573        11,378,100        13,807,650

Fidelity Contra Fund                                        214,039        12,630,128        12,846,620

Fidelity Value Fund                                          38,205         1,836,611         1,673,781

Putnam New Opportunities Fund                               237,858        15,567,084        21,635,588

T. Rowe Price Blended Stable Value Fund*                 67,401,588        67,401,588        67,401,588

Equity Index Trust (S&P 500)                                524,617        17,412,840        20,213,482

T. Rowe Price Personal Strategy Income Fund*                138,282         1,825,366         1,801,808

T. Rowe Price Personal Strategy Growth Fund*                139,584         2,598,697         2,719,097

T. Rowe Price Summit Cash Reserves Fund*                  4,897,583         4,897,583         4,897,583

T. Rowe Price Spectrum Income Fund*                         138,121         1,561,946         1,479,274

T. Rowe Price Blue Chip Growth Fund*                      1,942,311        63,909,506        70,583,583

Participant loans*                                                                  -         7,712,106
                                                                     ------------------------------------
                                                                         $662,854,575      $744,993,252
                                                                     ====================================

*Parties in interest.

               Smurfit-Stone Container Corporation Savings Plan
          (formerly the Jefferson Smurfit Corporation Savings Plan)

                               EIN: 36-2659288
                                  Plan #062

           Schedule H, Line 4j - Schedule of Reportable Transactions

                         Year ended December 31, 1999





                                                    Description of        Purchase          Selling         Cost
           Identity of Party Involved                   Asset              Price             Price        of Asset
-----------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of transactions in excess of 5% of the current value of plan assets
------------------------------------------------

SSCC Common Stock Fund                               Common stock          $40,092,495  $             -  $40,092,495
                                                     Common stock                    -        8,386,715    5,956,403


                                               Current Value
                                                of Asset on
                                                Transaction              Net Gain
           Identity of Party Involved               Date                  (Loss)
----------------------------------------------------------------------------------------------------------------------
SSCC Common Stock Fund                         $40,092,495             $        -
                                                 8,386,715              2,430,312

There were no category (i), (ii), or (iv) transactions.

                             Financial Statements
                          and Supplemental Schedules

                         Jefferson Smurfit Corporation
                              Hourly Savings Plan

                    Years ended December 31, 1999 and 1998
                      with Report of Independent Auditors

                         Jefferson Smurfit Corporation
                              Hourly Savings Plan

                             Financial Statements
                          and Supplemental Schedules

                    Years ended December 31, 1999 and 1998



                                    Contents

Report of Independent Auditors..............................................  1

Financial Statements

Statements of Net Assets Available for Plan Benefits........................  2
Statements of Changes in Net Assets Available for Plan Benefits.............  3
Notes to Financial Statements...............................................  4

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets Held for Investment
 Purposes at End of Year..................................................    9
Schedule H, Line 4j - Schedule of Reportable Transactions................... 10

                        Report of Independent Auditors

Administrative Committee
Smurfit-Stone Container Corporation
Retirement Plans

We have audited the accompanying statements of net assets available for plan benefits of Jefferson Smurfit Corporation Hourly Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 and schedule of reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 14, 2000

               Jefferson Smurfit Corporation Hourly Savings Plan

             Statements of Net Assets Available for Plan Benefits



                                                                    December 31
                                                              1999               1998
                                                      --------------------------------------
Assets
Cash                                                      $     3,416         $         -
Investments, at fair value                                 88,123,321          67,651,533
                                                      --------------------------------------
Net assets available for plan benefits                    $88,126,737         $67,651,533
                                                      ======================================

See accompanying notes.

               Jefferson Smurfit Corporation Hourly Savings Plan

        Statements of Changes in Net Assets Available for Plan Benefits



                                                                   Year ended December 31
                                                                  1999               1998
                                                          -------------------------------------
Contributions:
 Employees                                                   $11,629,244        $11,414,431
 Employer                                                      2,153,031          2,065,641
Net investment income:
 Interest and dividend income                                  4,890,178          3,274,370
                                                          -------------------------------------
                                                              18,672,453         16,754,442
Net realized and unrealized appreciation of                    9,855,625          2,422,196
 investments
Transfers of participant accounts to Jefferson
 Smurfit Corporation Savings Plan and other plans               (459,080)           (86,204)

Withdrawals by participants                                   (7,480,280)        (3,408,262)
Administrative expenses                                         (113,514)           (48,820)
                                                          -------------------------------------
Net increase in net assets available for plan benefits        20,475,204         15,633,352
Net assets available for plan benefits, beginning of          67,651,533         52,018,181
 year
                                                          -------------------------------------
Net assets available for plan benefits, end of year          $88,126,737        $67,651,533
                                                          =====================================

See accompanying notes.

                         Jefferson Smurfit Corporation
                              Hourly Saving Plan

                         Notes to Financial Statements

                               December 31, 1999

1. Description of Plan

The following description of the Jefferson Smurfit Corporation (the Company) Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established January 1, 1992, covering all hourly employees of the Company and its adopting subsidiaries and affiliates. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

Contributions

Each year, participants may contribute from 1 to 15 percent of eligible compensation as defined by the Plan. The Company contributes 50 percent of eligible compensation that a participant contributes to the Plan subject to maximum dollar amounts as provided by the Plan or applicable collective bargaining agreements. At the discretion of the Company, employer contributions may be in the form of cash invested in SSCC common stock. All contributions are subject to applicable limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution, allocations of the Company's contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of service. Forfeitures of nonvested amounts are used to offset future Company contributions.

                         Jefferson Smurfit Corporation
                              Hourly Savings Plan

                   Notes to Financial Statements (continued)


1. Description of Plan (continued)

Investment Options

Upon enrollment in the Plan, contributions may be directed into one of 15 investment options offered by the Plan. These investment choices offer a variety depending upon the participant's investment objectives. The investment options are primarily trusteed funds, other than the SSCC Company Stock Fund, in which employee contributions and employer matching contributions are invested in common stock of SSCC.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account (other than the SSCC Company Stock Fund) or an annuity. Participant balances in the SSCC Company Stock Fund are distributable in shares of SSCC common stock or cash, at the participant's election. All other distributions are in cash.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in mutual funds are valued at fair value as determined by the trustee. Common stock is based on closing stock prices on national stock exchanges.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Investment manager expenses are paid by the Plan. Other administrative expenses are paid by the Company.

                         Jefferson Smurfit Corporation
                              Hourly Savings Plan

                   Notes to Financial Statements (continued)


2. Summary of Significant Accounting Policies (continued)

Reclassifications

Certain 1998 balances were reclassified to conform to the 1999 classifications.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:

                                                                          December 31,
                                                                              1999
                                                                     --------------------

SSCC common stock (640,028 shares)*                                       $15,680,684
T. Rowe Price Blue Chip Growth Fund (175,178 shares)                        6,365,983
T. Rowe Price Blended Stable Value Fund (11,219,723 shares)                11,219,723
T. Rowe Price New Horizons Fund (412,796 shares)                           11,364,264
T. Rowe Price Personal Strategy Balanced Fund (500,207 shares)              8,123,355
T. Rowe Price Equity Income Fund (800,391 shares)                          19,857,703

*Nonparticipant-directed.

                         Jefferson Smurfit Corporation
                              Hourly Savings Plan

                   Notes to Financial Statements (continued)


3. Investments (continued)

                                                                          December 31,
                                                                              1998
                                                                     --------------------
SSCC common stock (611,681 shares)                                        $ 9,701,901
T. Rowe Price Blue Chip Growth Fund (118,927 shares)                        3,639,166
T. Rowe Price Blended Stable Value Fund (9,337,998 shares)                  9,337,998
T. Rowe Price New Horizons Fund (369,956 shares)                            8,634,766
T. Rowe Price Personal Strategy Balanced Fund (494,864 shares)              7,868,341
T. Rowe Price Equity Income Fund (783,853 shares)                          20,631,014

During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $9,855,625 and $2,422,196, respectively, as follows:

                                                           1999                1998
                                                  ----------------------------------------
Mutual funds                                           $3,734,788          $1,467,709
Common stock                                            6,120,837             954,487
                                                  ----------------------------------------
                                                       $9,855,625          $2,422,196
                                                  ========================================

4. Nonparticipant-Directed Investments

Information about the significant components of the changes in net assets relating to the SSCC common stock fund and the Jefferson Smurfit (JS) Group common stock fund is as follows:

                                                              Year ended December 31
                                                            1999                 1998
                                                   -----------------------------------------
Beginning balance, SSCC common stock fund               $ 9,701,901           $6,310,843
Contributions                                             2,539,778            2,462,145
Net appreciation                                          5,587,834              929,410
Benefits paid to participants                            (1,329,428)            (286,104)
Transfers to participant-directed investments (to)
 from other SSCC plans                                     (819,401)             285,607
                                                   -----------------------------------------
Ending balance, SSCC common stock fund                  $15,680,684           $9,701,901
                                                   =========================================

                         Jefferson Smurfit Corporation
                              Hourly Savings Plan

                   Notes to Financial Statements (continued)


4. Nonparticipant-Directed Investments (continued)

                                                             Year ended December 31
                                                           1999                 1998
                                                   -----------------------------------------
Beginning balance, JS Group common stock fund           $  835,963           $1,398,913
Net appreciation (depreciation) and dividends              533,002             (428,145)
Distributions                                             (104,012)             (67,033)
Forfeitures                                                   (165)                (953)
Transfers to SSCC common stock fund                        (26,783)             (66,819)
                                                   -----------------------------------------
Ending balance, JS Group common stock fund              $1,238,005           $  835,963
                                                   =========================================

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

6. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 17, 1996 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan's administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                             Supplemental Schedules

               Jefferson Smurfit Corporation Hourly Savings Plan

                               EIN:  36-2659288
                                   Plan #063

               Schedule H, Line 4i - Schedule of Assets Held for
                      Investment Purposes at End of Year

                               December 31, 1999


                                                             Shares/                             Current
                  Description                                 Units              Cost             Value
-------------------------------------------------------------------------------------------------------------
SSCC common stock fund*                                       640,028       $10,840,435       $15,680,684

JS Group common stock fund*                                   412,930           736,590         1,238,005

T. Rowe Price Equity Income Fund*                             800,391        21,080,833        19,857,703

T. Rowe Price Personal Strategy Balanced Fund*                500,207         7,972,191         8,123,355

T. Rowe Price New Horizons Fund*                              412,796         9,717,105        11,364,264

T. Rowe Price International Stock Fund*                       125,765         1,926,356         2,393,309

Fidelity Contra Fund                                           30,892         1,821,104         1,854,167

Fidelity Value Fund                                             6,790           329,271           297,490

Putnam New Opportunities Fund                                  42,894         2,754,097         3,901,624

T. Rowe Price Blended Stable Value Fund*                   11,219,723        11,219,723        11,219,723

Equity Index Trust (S&P 500)                                   86,239         2,877,053         3,322,803

T. Rowe Price Personal Strategy Income Fund*                   18,877           249,486           245,968

T. Rowe Price Personal Strategy Growth Fund*                   30,174           561,083           587,790

T. Rowe Price Summit Cash Reserves Fund*                    1,247,072         1,247,072         1,247,072

T. Rowe Price Spectrum Income Fund*                            39,531           448,662           423,381

T. Rowe Price Blue Chip Growth Fund*                          175,178         5,526,338         6,365,983
                                                                         ------------------------------------
                                                                            $79,307,399       $88,123,321
                                                                         ====================================

*Parties in interest.

               Jefferson Smurfit Corporation Hourly Savings Plan

                                EIN:  36-2659288
                                   Plan #063

           Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year ended December 31, 1999


                                                    Description of        Purchase          Selling         Cost
           Identity of Party Involved                   Asset              Price             Price        of Asset
----------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5% of the current value of plan assets
-------------------------------------------------------------------------------------------------------
SSCC common stock fund                               Common stock           $3,319,871  $             -   $3,319,871
                                                     Common stock            2,148,713        2,825,324    2,148,713

                                                   Current Value
                                                    of Asset on
                                                    Transaction         Net Gain
           Identity of Party Involved                  Date              (Loss)
----------------------------------------------------------------------------------------------------------------------
SSCC common stock fund                             $3,319,871           $     -
                                                    2,825,324           676,611

There were no category (i), (ii), or (iv) transactions.

                                 Financial Statements
                               and Supplemental Schedule

                             Smurfit Packaging Corporation
                                     Savings Plan

                        Years ended December 31, 1999 and 1998
                          with Report of Independent Auditors

                         Smurfit Packaging Corporation
                                 Savings Plan

                             Financial Statements
                           and Supplemental Schedule

                    Years ended December 31, 1999 and 1998



                                    Contents

Report of Independent Auditors..........................................   1

Financial Statements

Statements of Net Assets Available for Plan Benefits....................   2
Statements of Changes in Net Assets Available for Plan Benefits.........   3
Notes to Financial Statements...........................................   4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets Held
 for Investment Purposes at End of Year.................................   9

                         Report of Independent Auditors

Administrative Committee
Smurfit-Stone Container Corporation
 Retirement Plans

We have audited the accompanying statements of net assets available for plan benefits of Smurfit Packaging Corporation Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                               Ernst & Young LLP


June 14, 2000

                   Smurfit Packaging Corporation Savings Plan

              Statements of Net Assets Available for Plan Benefits



                                                                 December 31
                                                           1999                1998
                                                  ----------------------------------------
Assets
Investments, at fair value                             $23,679,354         $20,627,082
Participant loans                                          346,023             405,032
Employee contribution receivable                            40,752                   -
Employer contribution receivable                            35,560                   -
                                                  ----------------------------------------
Net assets available for plan benefits                 $24,101,689         $21,032,114
                                                  ========================================

See accompanying notes.

                  Smurfit Packaging Corporation Savings Plan

        Statements of Changes in Net Assets Available for Plan Benefits

                                                                          Year ended December 31
                                                                        1999                 1998
                                                               -----------------------------------------
Contributions:
Employees                                                            $ 1,076,188          $ 1,135,730
Employer                                                                 474,957              453,989
Net investment income                                                  1,107,279              921,735
                                                               -----------------------------------------
                                                                       2,658,424            2,511,454
Net realized and unrealized appreciation of
 investments                                                           3,530,870            1,499,275
Transfers of participant account(s) (to) from
 Jefferson Smurfit Corporation Savings Plan                               (1,802)              12,941
Withdrawals by participants                                           (3,105,553)          (2,668,720)
Administrative expenses                                                  (12,364)             (14,662)
                                                               -----------------------------------------
Net increase in net assets available for plan
 benefits                                                              3,069,575            1,340,288
Net assets available for plan benefits, beginning
 of year                                                              21,032,114           19,691,826
                                                               -----------------------------------------
Net assets available for plan benefits, end of year                  $24,101,689          $21,032,114
                                                               =========================================

See accompanying notes.

                         Smurfit Packaging Corporation
                                 Savings Plan

                         Notes to Financial Statements

                               December 31, 1999

1. Description of Plan

The following description of the Smurfit Packaging Corporation Savings Plan (the
Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established April 1, 1994 covering all salaried employees of Smurfit Packaging Corporation (the Company) and its adopting subsidiaries and affiliates other than nonresident aliens, employees covered by a collective bargaining agreement unless specifically included, and leased employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1 to 15 percent of eligible compensation as defined by the Plan. Participants may also contribute rollover amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes 65 percent of participant contributions to the Plan subject to maximum dollar amounts as provided by the Plan. Employee contributions and employer match amounts may be invested in mutual funds available through the Plan or Smurfit-Stone Container Corporation
(SSCC) common stock. All contributions are subject to applicable limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution, allocations of the Company's contribution, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of service. Forfeitures of nonvested amounts are used to offset future Company contributions.

                         Smurfit Packaging Corporation
                                  Saving Plan

                   Notes to Financial Statements (continued)

1. Description of Plan (continued)

Investment Options

Upon enrollment in the Plan, contributions may be directed into one of 15 investment options offered by the Plan. These investment choices offer a variety of investment objectives depending upon the participant's investment objectives. The investment options are primarily trusteed funds, other than the SSCC Stock Fund, in which employee contributions and employer matching contributions are invested in common stock of SSCC. In addition to the fund options, former employees of Container Corporation of America may have a portion of their plan investment held in shares of Exxon Mobil Corporation common stock. Contributions are no longer permitted into this fund.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, excluding Company matching contributions. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates range from 6 percent to 7.45 percent. Principal and interest is paid ratably through monthly payroll deductions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost which approximates market.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

                         Smurfit Packaging Corporation
                                 Savings Plan

                   Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

Investment manager and other administrative expenses are paid by the Plan. Certain other expenses are paid by the Company.

Reclassifications

Certain 1998 account balances were reclassified in order to correspond to 1999 asset classifications.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:

                                                                          December 31,
                                                                              1999
                                                                     --------------------

SSCC common stock (124,069 shares)                                        $3,039,702

T. Rowe Price Blended Stable Value Fund (2,666,166 shares)                 2,666,166

Exxon Mobil Corporation common stock (64,860 shares)                       5,225,308

T. Rowe Price Equity Income Fund (176,907 shares)                          4,389,071

T. Rowe Price Blue Chip Growth Fund (58,011 shares)                        2,108,117

                         Smurfit Packaging Corporation
                                 Savings Plan

                   Notes to Financial Statements (continued)

3. Investments (continued)

                                                                          December 31,
                                                                              1998
                                                                     --------------------
SSCC common stock (145,839 shares)                                        $2,306,085

T. Rowe Price Blended Stable Value Fund (2,503,732 shares)                 2,503,732

Exxon Mobil Corporation common stock (67,508 shares)                       5,881,637

T. Rowe Price Equity Income Fund (177,779 shares)                          4,679,141

T. Rowe Price Personal Strategy Balanced Fund (67,914 shares)              1,079,829

T. Rowe Price Blue Chip Growth Fund (36,052 shares)                        1,103,186

During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,530,870 and $1,499,275, respectively, as follows:

                                                  1999                      1998
                                      ----------------------------------------------------
Mutual funds                                  $1,217,671                $  532,093
Common stock                                   2,313,199                   967,182
                                      ----------------------------------------------------
                                              $3,530,870                $1,499,275
                                      ====================================================

4. Nonparticipant-Directed Investments

Information about the significant components of the changes in net assets relating to the Jefferson Smurfit (JS) Group common stock fund is as follows:

                         Smurfit Packaging Corporation
                                 Savings Plan

                   Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments (continued)

                                                              Year ended December 31
                                                            1999                 1998
                                                   -----------------------------------------

Beginning balance, JS Group common stock fund            $589,191           $1,138,843
Net appreciation (depreciation) and dividends             382,105             (286,764)
Forfeitures                                                (1,221)                (700)
Benefits paid to participants                             (90,791)            (138,524)
Transfers to participant-directed investments              (6,442)            (123,664)
                                                   -----------------------------------------
                                                         $872,842           $  589,191
                                                   =========================================

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

6. Plan Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 30, 1996 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan's administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Participants are not subject to federal income tax on amounts contributed to their 401(k) or employer matching contribution amounts under the Plan or on earnings attributable to such contributions, until such time as these amounts are distributed to or withdrawn by participants.

                             Supplemental Schedule

                  Smurfit Packaging Corporation Savings Plan

                               EIN:  43-1531057
                                   Plan #003

               Schedule H, Line 4i - Schedule of Assets Held for
                      Investment Purposes at End of Year

                               December 31, 1999

                                                           Shares/                             Current
                     Description                            Units              Cost             Value
-----------------------------------------------------------------------------------------------------------

SSCC Common Stock Fund:
       Shares of SSCC common stock*                          124,069       $ 1,984,012       $ 3,039,702

JS Group Stock Fund:
       JS Group shares*                                      291,132           521,184           872,842

T. Rowe Price Blended Stable Value Fund*                   2,666,166         2,666,166         2,666,166

Exxon Mobil Stock Fund:
       Shares of Exxon Mobil Corporation common stock         64,860         4,296,509         5,225,308

T. Rowe Price International Stock Fund*                       23,006           350,178           437,808

T. Rowe Price New Horizons Fund*                              43,322         1,015,406         1,192,646

T. Rowe Price Personal Strategy Balanced Fund*                71,246         1,134,823         1,157,037

T. Rowe Price Equity Income Fund*                            176,907         4,648,826         4,389,071

Fidelity Value Fund                                            1,594            76,054            69,825

Fidelity Contra Fund                                           6,229           373,086           373,892

Putnam New Opportunities Fund                                  9,892           617,122           899,743

Equity Index Trust (S&P 500)                                  17,397           570,722           670,321

T. Rowe Price Personal Strategy Income Fund*                   6,445            85,107            83,978

T. Rowe Price Personal Strategy Growth Fund*                  11,895           220,994           231,722

T. Rowe Price Summit Cash Reserves Fund*                     156,253           156,253           156,253

T. Rowe Price Spectrum Income Fund*                            9,797           109,711           104,923

T. Rowe Price Blue Chip Growth Fund*                          58,011         1,823,710         2,108,117

Participant loans, interest rates from 6.62% to 7.45%                                -           346,023
                                                                       ------------------------------------
                                                                           $20,649,863       $24,025,377
                                                                       ====================================

*Parties in interest.